Exhibit 99.1

China Finance Online Signs Partnership Agreement with Dow Jones

BEIJING, July 15, 2020 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced it has signed a partnership agreement with global news and data business, Dow Jones.

Under the new agreement, Dow Jones will provide China Finance Online with access to a sub-set of its Chinese language newswire service, which will include market commentary and spot news in Chinese. The two parties will work together to better serve the huge financial information and data market in China. This partnership will combine global economic data alongside financial news and information expertise from Dow Jones with China Finance Online’s domestic market-leading data and audience engagement to bring timely, quality and professional capital market information and intelligence to Chinese investment and business audiences.

Dow Jones is the parent company of The Wall Street Journal as well as other well-known global brands such as Barron’s, MarketWatch and Factiva. Dow Jones delivers high quality, trusted data, media and intelligence solutions to a diverse audience and powers business decision making globally. In addition, the Dow Jones Chinese language newswire service has a long history of delivering accurate financial news updates for subscribers across China.

As a pioneer that specialized in financial and economic data in China, through its subsidiary, Shenzhen Genius Information Technology Co. Ltd. (“Genius”), China Finance Online has developed one of the largest analytical financial and economic databases in China over its 26-year corporate history. In recent years, Genius also applied data mining, artificial intelligence, cloud computing, natural language processing, machine learning and other advanced technologies to form a smart data service network of DaaS, SaaS, PaaS and KaaS that provides high-quality data and fintech solutions to stock exchanges, banks, insurance companies, brokerage firms and asset management companies.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “This marks a significant partnership as well as a strong endorsement of our philosophy that technology and data-driven knowledge will enable financial services and investors on their quest for excellence and success. For over a hundred years, Dow Jones has established a distinguished reputation for its best-in-class global economic data, financial information and market intelligence. On the other hand, China Finance Online has been fully committed over the past 20 years to building and providing one of the largest financial and economic databases for Chinese institutional and retail investors. We believe that this strategic partnership is highly complementary and will create tremendous knowledge and data synergies as well as premium content to benefit over 1000 of our institutional clients in China. Sophisticated data analytics and timely news have always been the vital building blocks for our data mining and smart research products that are dedicated to empowering wealth management services in China. We look forward to further collaboration with Dow Jones to explore more opportunities in the Chinese wealth management industry.”

“This new partnership with China Finance Online marks an exciting new chapter for our business in Asia,” said Christopher Ellis, Head of Partnerships & Licensing, Asia Pacific, at Dow Jones. “China Finance Online already offers its customers market-leading financial news content and data solutions. I am confident that through our partnership, we will be able to further elevate the quality of financial news and information that Chinese customers will now be able to access and help to drive business decision making and innovation in China.”

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen

Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

About Dow Jones

Dow Jones is a global provider of news and business information, delivering content to consumers and organizations around the world across multiple formats, including print, digital, mobile and live events. Dow Jones has produced unrivaled quality content for more than 130 years and today has one of the world’s largest newsgathering operations globally. It produces leading publications and products including the flagship Wall Street Journal, America’s largest newspaper by paid circulation; Factiva, Barron’s, MarketWatch, Mansion Global, Financial News, Dow Jones Risk & Compliance and Dow Jones Newswires. Dow Jones is a division of News Corp (Nasdaq: NWS, NWSA; ASX: NWS, NWSLV).

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about our ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uncertain condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com